                                                                     EXHIBIT 5.3

                       [MAYER, BROWN & PLATT LETTERHEAD]

                                             , 2000

Peninsula Gaming Company, LLC
Peninsula Gaming Corp.
3rd Street Ice Harbor
P.O. Box 1750
Dubuque, Iowa 52004-1683
Re: Peninsula Gaming Company, LLC
   Peninsula Gaming Partners, LLC
   Certain U.S. Federal Income Tax Consequences

Ladies and Gentlemen:

I. INTRODUCTION.

    Peninsula Gaming Company, LLC ("PGCL") and its wholly-owned subsidiary, Peninsula Gaming Corp. ("PGC", and together with PGCL, the "Note Issuers") previously issued and offered for sale to investors, pursuant to an offering circular dated July 15, 1999 (the "Offering Circular"), $71,000,000 aggregate principal amount of Series A 12 1/4% Senior Secured Notes, due 2006 (the
"Series A Notes"). The Series A Notes were issued as component parts of 71,000 units (the "Units"), each consisting of (a) Series A Notes having a $1,000 aggregate principal amount, and (b) 7.042 convertible preferred membership interests (the "Preferred Membership Interests") of Peninsula Gaming Partners, LLC ("PGP"). PGCL now intends to offer to exchange (the "Exchange Offer")
Series A Notes for newly-issued Series B 12 1/4% Senior Secured Notes, due 2006 of the Note Issuers for which a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), is being filed and will be made effective (the "Series B Notes" and together with any outstanding Series A Notes, the "Notes"). In connection with the Exchange Offer, you have requested our opinions as to whether, for U.S. federal income tax purposes, (i) the Notes will be classified as indebtedness, (ii) an exchange of Series A Notes for Series B Notes pursuant to the Exchange Offer will be treated as a taxable exchange, and (iii) PGCL will be classified as an association or publicly traded partnership taxable as a corporation.

    In connection with rendering our opinions herein, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the following documents:

    (a) the Offering Circular dated July 15, 1999 for the offering of the Units;

    (b) the Registration Statement (the "Registration Statement") on Form S-4 (File No. 333-88829) as filed with the Securities and Exchange Commission on December 13, 1999, including the prospectus for the Exchange Offer (the "Prospectus") forming a part thereof;

    (c) the Amended and Restated Operating Agreement of PGCL (the "PGCL Operating Agreement"), made as of July 15, 1999, among PGP, Greater Dubuque Riverboat Entertainment Company, L.C. ("GDREC"), and such other persons as may from time to time be admitted as members of PGCL;

    (d) the Amended and Restated Operating Agreement of PGP (the "PGP Operating Agreement"), made as of July 15, 1999, among PGP and the persons identified as Members on Exhibit A attached thereto and such other persons as may from time to time be admitted as members of PGP;

    (e) the Indenture governing the Notes (the "Indenture"), dated as of July 15, 1999, among the Note Issuers, any future subsidiaries of PGCL required to be guarantors of the Notes (the "Subsidiary Guarantors") and Firstar Bank of Minnesota, N.A. , as trustee (the "Trustee"); and

    (f) the Registration Rights Agreement (the "Registration Rights Agreement") dated July 15, 1999, among the Note Issuers and Jefferies &
       Company, Inc.
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Peninsula Gaming Corp.
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Page 2

In addition, we have examined originals or copies, identified to our satisfaction, of such other documents as in our discretion we have deemed necessary, appropriate or relevant as a basis for the opinions set forth below. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity with originals of all documents submitted to us as copies thereof, and the authenticity of the originals of such copies. We have not made an independent investigation of the facts set forth either in the Offering Circular or the other documents that we have examined. We have consequently assumed in rendering this opinion that the information presented in such documents or otherwise furnished to us accurately and completely describes, in all material respects, all facts relevant to PGP, the
Note Issuers and their respective activities. We have further assumed that (i) none of the agreements enumerated above has been amended on or prior to the date hereof, (ii) all representations and warranties made by all parties in and pursuant to such agreements are and will continue to be accurate, (iii) all parties to such agreements will perform in accordance with the terms of such agreements (including such purchasers and transferees), and (iv) there are no agreements or understandings other than those of which we have been informed that would affect our opinions set forth herein.

    Our opinions set forth herein are based upon applicable provisions of the Code, 1 the Treasury regulations promulgated and proposed thereunder, current positions of the Internal Revenue Service contained in published Revenue Rulings and Revenue Procedures, current administrative positions of the Internal Revenue Service, and existing judicial decisions, all of the foregoing of which are subject to change or revocation, possibly with retroactive effect. We express no opinion as to the laws of any jurisdiction other than the federal laws of the United States of America. No rulings have been or will be sought from the Internal Revenue Service with respect to any of the matters discussed herein. Any change occurring after the date hereof in, or a variation from, any of the foregoing bases for our opinions could affect the conclusions expressed below.

II. BACKGROUND

    GENERAL. PGP and PGCL are limited liability companies organized under Delaware law. PGCL was formed for the purpose of acquiring the assets comprising the "Diamond Jo" riverboat casino (the "Diamond Jo") in Dubuque, Iowa, and related real property (the "Acquisition") from GDREC which, prior to the consummation of the Acquisition, owned and operated the Diamond Jo and its casino business. As described below, the Acquisition was effected contemporaneously with the issuance of the Notes. All of the outstanding common membership interests of PGCL are held by PGP. PGC, a Delaware corporation, is a wholly-owned subsidiary of PGCL. PGC was incorporated solely for the purpose of serving as a co-issuer of the Notes and will have no operations, assets or revenues.

    PGP raised $3 million of equity capital contributed through sale of the Preferred Membership Interests comprising a part of the Units. In addition, concurrently with the issuance of the Preferred Membership Interests, PGP received a $6 million equity capital contribution from the common members of PGP, bringing PGP=s total equity capitalization at the time of the issuance of the Notes to $9 million. PGP contributed such $9 million to the capital of PGCL concurrently with the sale of the Units.

    PGCL, which raised approximately $70 million from issuance of the Series A Notes comprising a part of the Units, effected the Acquisition immediately following issuance of the Units for $70 million of cash consideration and the issuance to GDREC of $7 million face amount of PGCL=s redeemable preferred membership interests. A substantial portion of the remaining proceeds of sale of the Units and the contributions to PGCL=s equity capital was thereafter available to PGCL for working capital and other similar purposes.

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  1 All capitalized terms not defined herein have the same meanings ascribed to them in the Prospectus.
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Page 3

    SEVERABILITY OF THE UNITS. The Series A Notes and the Preferred Membership Interests became separately transferable immediately upon their issuance. The membership interests of PGP (including the Preferred Membership Interests and the non-voting common membership interests of PGP receivable upon conversion thereof) are subject to certain contractual restrictions on transfer, including transfers described below intended to prevent PGP from being treated as a "publicly traded partnership" under the Code.

    THE NOTES. The Notes will mature on July 1, 2006. The Series B Notes are identical in all respects to the Series A Notes (except for references to series and restrictive legends), provided, however, that the Series B Notes will be registered under the Securities Act and thus may be transferred in transactions not otherwise exempt from the registration requirements of the Securities Act. The Notes are senior secured obligations of the Note Issuers ranking senior in right of payment to all existing and future subordinated indebtedness of the
Note Issuers and PARI PASSU in right of payment with all existing and future senior indebtedness of the Note Issuers. However, PGCL is expected to enter into a $10 million credit facility for working capital and construction financing for a hotel to be constructed by PGCL adjacent to the Diamond Jo. Under a provision of the Indenture customary for issues of senior secured debt such as the Notes, PGCL will be permitted to enter into an intercreditor agreement (the "Intercreditor Agreement") granting the lender under such facility a lien senior to that of the Trustee. PGCL assigned as collateral (the "Collateral") to the Trustee, for the benefit of the Trustee and the holders, as security for the
Note Issuers' obligations with respect to the Notes, all of its interest in
(i) the riverboat and land-based facility comprising the Diamond Jo, including all leased property; (ii) all real property and any additions or improvements thereon and (iii) substantially all of its furniture, fixtures and equipment, inventory, accounts, contract rights and other general intangibles, trademarks and trade names. Subject to certain exceptions, the repayment of the Notes is unconditionally and irrevocably guaranteed, jointly and severally, by all future subsidiaries of PGCL. PGCL currently has no subsidiaries other than PGC.

    Interest on the Notes is payable semiannually on July 1 and January 1 of each year, commencing on January 1, 2000, to Holders of record on the immediately preceding June 15 and December 15, respectively. The Notes bear interest at 12 1/4% per annum from the date of original issuance. The Notes were issued at an issue price of 98.847% to produce a yield-to-maturity on the Notes of 12.5%. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

    Prior to July 1, 2002, the Note Issuers may redeem, at their option, up to 35% of the aggregate principal amount of the Notes then outstanding at a redemption price of 112.25% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, through the applicable date of redemption, with the net cash proceeds of one or more equity offerings; PROVIDED, that (i) such redemption shall occur within 60 days of the date of closing of such equity offering and (ii) at least 65% of the aggregate principal amount of Notes issued on or after the Issue Date remains outstanding immediately after giving effect to each such redemption. The Notes are not otherwise redeemable at the Issuers' option prior to July 1, 2003. Thereafter, the Notes will be subject to redemption at the option of the Issuers, in whole or in part, at specified percentages of principal amount thereof (108.00%, 105.33% and 100% during each 12-month period beginning on July 1, 2003, July 1, 2004, and July 1, 2005, respectively), plus accrued and unpaid interest thereon, if any, to the applicable date of redemption. The Notes may also be redeemed pursuant to certain required regulatory redemptions. In addition, upon a Change of Control with respect to PGP or PGCL, the Holders will be given the opportunity to sell to the Note Issuers all or part of their Notes at 101% of their Notes' face amount, plus interest. The Issuers will also be required to make an offer to all Holders to purchase the maximum principal amount of Notes that is an integral multiple of $1,000 that may be purchased with 50% of the Excess Cash Flow for each Hotel Operating Year (essentially, each successive four
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Peninsula Gaming Corp.
            , 2000
Page 4

consecutive quarterly period commencing immediately after the date that a hotel to be constructed by PGCL or a Subsidiary of PGCL and which is expected to be contiguous to the Diamond Jo first becomes Operating), at a purchase price equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest to the date fixed for the closing of the offer.

    The Indenture governing the Notes contains customary limitations on the ability of PGCL to (i) incur indebtedness, (ii) pay dividends, redeem stock, or make other distributions to equity holders, (iii) incur liens, or (iv) sell assets.

    Events of Default under the Indenture include (i) a default for 30 days in the payment of interest on the Notes when due; (ii) a default in the payment of principal (or premium, if any) on the Notes when due at maturity, redemption, by acceleration or otherwise; (iii) a default in the performance or breach of certain covenants in the Indenture (including covenants prohibiting certain dividend payments or other restricted payments and certain asset sales); (iv) failure by the Issuers or any Subsidiary Guarantor for 60 days after notice to comply with any other agreements in the Indenture or the Notes, (v) cross default, (vi) the cessation of substantially all gaming operations of the Company for more than 60 days, except as a result of an Event of Loss,
(vii) any revocation, suspension, expiration (without previous or concurrent renewal or loss of any Gaming License of the Company for more than 90 days, and
(viii) certain events of bankruptcy or insolvency with respect to the Note Issuers or any of the Subsidiary Guarantors. If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Upon the occurrence of an Event of Default arising from certain events of bankruptcy or insolvency, all Notes shall be automatically due and payable without further action or notice. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. If an Event of Default occurs and is continuing, subject to the terms of the Intercreditor Agreement described above, the Trustee may take such action as it deems advisable to protect and enforce its rights in the Collateral, including the institution of sale or foreclosure proceedings.

III. ANALYSIS AND OPINIONS.

    1. CHARACTERIZATION OF THE NOTES AS DEBT.

    Whether an instrument represents indebtedness or an equity investment for U.S. federal income tax purposes is a question of fact, the resolution of which is based primarily upon the substance of the instrument and the transaction pursuant to which it is issued, rather than merely upon the form of the transaction or the manner in which the instrument is labeled; all of the facts and circumstances of the particular situation must be considered in the determination and no one factor is determinative. SEE JOHN KELLEY CO. V. COMMISSIONER, 326 U.S. 521 (1943); Rev. Rul. 68-54, 1968-1 C.B. 69. The
following 13 factors have been identified in relevant case law as factors to be analyzed in the determination of whether an instrument is properly classified as indebtedness or equity for U.S. federal income tax purposes:

       (1) the name given to the certificate evidencing the indebtedness;
       (2) the presence or absence of a maturity date; (3) the source of the payments; (4) the right to enforce payment of principal and interest;
       (5) participation in management flowing as a result; (6) the status of the contribution in relation to regular corporate creditors; (7) the intent of the parties; (8) "thin" or adequate capitalization;
       (9) identity of interest between creditor and stockholder; (10) source of interest payments; (11) the ability of the corporation to obtain loans from outside lending institutions; (12) the extent to which the advance was used to acquire capital assets; and (13) the failure of the debtor to repay on the due date or to seek a postponement.
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    SEE, E.G., ESTATE OF MIXON V. UNITED STATES, 464 F.2d 394 (5th Cir. 1972).
The analysis of these factors serves to determine in effect whether the economic reality of the holder's investment in the instrument is consistent with risk capital subject solely to the performance of the corporation's business, or is a bona fide loan, repayment of which is expected, and may be compelled, to be made in full.

    An analysis of these factors demonstrates that the Notes are debt for U.S. federal income tax purposes. The Notes are denominated as debt, have a fixed maturity date of less than seven years and, thus, must be repaid within a reasonable period of time, and the parties intend that the Notes will be treated as debt. The Notes have stated interest rates that are not contingent on the profits or cash flow of the Note Issuers. The Notes have covenants consistent with indebtedness, including restrictions on payment of dividends, creation of liens, and sales of assets. The Notes also have Events of Default that are customary for debt instruments (including default upon insolvency of the Note Issuers, on the non-payment of interest when due for 30 days, on the non-payment of principal on the stated maturity date of the instrument, or in the performance or breach of the covenants in the Indenture), as well as usual creditors rights on the occurrence of such Events of Default, including the acceleration of principal and related remedies and the right to foreclose on the Collateral. In addition, the Trustee, on behalf of Holders of the Notes, has a perfected security interest in substantial assets of the Issuers (subject to the lien that may be created under the Intercreditor Agreement), and will rank senior in right of payment to all existing and future subordinated indebtedness of the Note Issuers and to any equity interests in the Note Issuers. The Holders have no right to participate in the success of the business operations of PGCL, as any earnings of PGCL will inure to the benefit of the holders of the membership interests of PGCL, nor are the Holders entitled to vote or otherwise participate in the management of the Note Issuers.

    We recognize, however, that certain features of the Notes and of PGCL are not entirely consistent with debt characterization. For example, PGCL might be viewed as thinly capitalized given its relatively high debt-to-equity ratio on the Issue Date.2 Thin capitalization has been viewed as evidence that an instrument that was debt in form constituted a contribution to the debtor's capital where (1) the debt-to-equity ratio was high at time the debt was incurred, (2) the parties understood that it would likely go higher, and (3) substantial portions of the funds borrowed were used for the purchase of capital assets and for meeting expenses needed to commence operations. SEE TYLER V. TOMLINSON, 414 F.2d 844 (5th Cir. 1969). However, the concept of adequate capitalization has been more "coolly and modestly applied"3 in recent years, and courts have expressly stated that thin capitalization alone will not control the character of the transaction.4 For example, notwithstanding a debt-to-equity ratio of 225 to 1, advances to a debtor were not recharacterized as capital contributions where no other significant characteristics indicating equity listed above were present. PIEDMONT MINERALS CO., INC. V. UNITED STATES, 294 F. Supp. 1040 (M.D.N. Car. 1969).5

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  2 For federal income tax purposes, the determination as to whether an instrument represents indebtedness or an equity investment is made at the time of issuance of the instrument. Because, as we conclude in Part III.2, below, the Series B Notes represent a continuation of the Series A Notes exchanged therefor and not newly-issued instruments, our discussion in this Part III.1 refers to the facts and circumstances in existence on the Issue Date.

  3 SEE TYLER, SUPRA, AT 848.

  4 SEE, E.G., BAKER COMMODITIES, INC. V. COMMISSIONER, 48 T.C. 374 (1967) (the existence of thin capitalization alone will not transform an otherwise valid indebtedness into equity capital).

  5 A high debt-equity ratio is considered more significant in cases where there are other equity characteristics, such as subordination to other indebtedness. SEE ROWAN V. U.S., 219 F.2d 51, 55 (5th Cir. 1955); Tyler, supra, at 848; and LEACH CORP. V. COMMISSIONER, 30 T.C. 563 (1958). The Notes, however, rank senior to all existing and future subordinated indebtedness of the Note Issuers (other than the $10 million working capital facility, an exception customary for senior secured debt issuances such as the Notes) and pari passu with all existing and future senior indebtedness of the Note Issuers.
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    A high debt-to-equity ratio has, however, been considered more indicative of equity when there is an identity of interest between equity owners and creditors,6 and we recognize that the Holders of the Series A Notes, who purchased proportionate interests in the Preferred Membership Interests, may be viewed, at least indirectly, as equity owners of PGCL. The Holders will not, however, hold proportionate interests in Notes and the equity of PGCL. Rather, holders of Preferred Membership Interests will hold an indirect interest in approximately 33% of the entire equity interest in the Note Issuers. It is not reasonable to presume that a Holder having such a minority interest would forbear from exercising its creditor remedies to any greater degree than a creditor who did not own any equity interest.7 Accordingly, the cases have typically required a high level of proportionality to call into question the true debt characterization of a debt instrument based on the status of the creditor as a shareholder.8 In addition, the Units were immediately separable and thus no Holder is required to hold Notes and equity interests of PGP (or, indirectly, PGCL), and thus there is no requirement that Holders are also indirect equity owners of the Note Issuers.

    Moreover, where creditors are also shareholders of the debtor, courts have generally considered the deciding factor whether a third-party investor would have advanced funds on terms similar to those agreed to by the shareholder. SEE SCRIPTOMATIC, INC. V. U.S., 555 F.2d. 364 (3d Cir. 1977). The Preferred Membership Interests, which represented at issuance one-third of the capital and profits interests of PGP, were purchased for $3,000,000, or the same price per unit of membership interest as the price paid by holders of common membership interests of PGP per unit of membership interest. Thus, the Preferred Membership Interests were purchased for a price substantially equivalent to fair market value. Accordingly, it is a reasonable economic presumption that a typical unrelated creditor would have been willing to purchase Notes on substantially the same terms as the purchasers of Units even if the purchaser were not also purchasing Preferred Membership Interests.

    On balance, we believe the Notes exhibit characteristics that are consistent with bona fide debt which is expected or may be compelled to be repaid in full. Accordingly, we are of the opinion that the Notes are and will be classified as debt for U.S. federal income tax purposes.

    2. EXCHANGES OF SERIES A NOTES FOR SERIES B NOTES PURSUANT TO THE EXCHANGE OFFER.

    Section 1001 of the Code and Treasury regulations section 1.1001-1(a) promulgated thereunder provide a general rule that gain or loss from the exchange of property for other property differing materially either in kind or in extent must be recognized for federal income tax purposes as taxable income or loss. Treasury regulations section 1.1001-3 prescribes rules pursuant to which a modification of the terms of a debt instrument (a "Modification") is treated as a taxable exchange of the debt instrument for a "new" debt instrument for purposes of Treasury regulations section 1.1001-1(a). In general, under Treasury regulations section 1.1001-3, a Modification occurs if there is any alteration of a legal right or obligation of the issuer or holder of the debt instrument (an "Alteration").9 The regulations further provide, however, that an Alteration that occurs by operation of the terms of the debt instrument will not be treated as a Modification (except in certain limited circumstances not here

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  6 SEE LAIDLAW TRANSPORTATION, INC. V. COMM'R, T.C. Memo 1998-232 (1998).

  7 See generally Boris I. Bittker & James S. Eustice, Federal Income Taxation of Corporations and Shareholders, ? 4.04[2] (6th ed. 1998) and the authorities cited therein.

  8 SEE LEACH, SUPRA note 3, at 579 ("The sharply disproportionate ratio between ownership of stock and bonds goes far to overcome the high debt-to-equity ratio... The bondholders owned only 48% of the stock. The situation would have been different had all the stock and bonds been owned by the same interests in substantially the same proportion."). CF. RIALTO REALTY CO., INC. V. U.S., 366
F. Supp. 253 (E.D. Pa. 1973) (unlike in LEACH, the bondholders owned 75% of the stock rendering the high debt-to-equity ratio determinative to the conclusion that the bonds represented equity).

  9 SEE Treas. Reg. Section 1.1001-3(c)(1)(i).
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relevant).10 For this purpose, an Alteration will be deemed to occur by operation of the terms of the debt instrument if the Alteration occurs as a result of the exercise of a "unilateral" option that, if exercisable by the holder of the debt instrument, does not result in a deferral of, or a reduction in, any scheduled payment of interest or principal.11 An option will be treated as "unilateral" for this purpose if, under the terms of the instrument or under applicable law, (i) there does not exist a right of the other party to alter or terminate the instrument or put the instrument to certain related persons, (ii) the exercise of the option does not require the consent or approval of the other party, certain persons related to that party, or a court or arbitrator, and
(iii) subject to certain exceptions (not here relevant), the exercise of the option does not require consideration other than incidental costs and expenses relating to the exercise of the option.12

    As stated above, the Series B Notes are identical in all respects to the Series A Notes (except for references to series and restrictive legends), provided, however, that the Series B Notes will be registered under the Securities Act. Thus a Holder will be permitted to transfer a Series B Note in a transaction that would not otherwise be exempt from the registration requirements of the Securities Act. Although not entirely clear, we do not believe that the alteration of the legal rights of a Holder that results from the filing and effectiveness of a registration statement would be viewed as an Alteration resulting in a "modification of the TERMS" of the Notes (emphasis added). Rather, the Treasury regulations' reference to an alteration of legal rights or obligations of an issuer or holder of a debt instrument refers to an alteration of legal rights or obligations that occurs on account of the agreement of the parties to alter the actual terms of the instrument, rather than an extrinsic alteration of the law otherwise applicable to instrument.13

    Even if, however, the registration of Series B Notes under the Securities Act were viewed as an Alteration of the Series A Notes, we do not believe that such Alteration would be treated as a Modification. Under the Registration Rights Agreement, PGCL is obligated to file a registration statement for the Series B Notes with the Securities and Exchange Commission ("SEC"), to use its best efforts to cause such registration statement to be declared effective by the SEC, and, generally, to effect the Exchange Offer. Section 2.6(h) of the Indenture, in turn, provides that outstanding Series A Notes may be exchanged for Series B Notes pursuant to the terms of the Exchange Offer. PGCL does not have any right at the time or as a result of an exchange of Series A Notes for Series B Notes to alter or terminate the Notes.14 In addition, the exchange of Series A Notes for Series B Notes does not require the consent of any person or the payment of consideration by the Holders. Thus, the exchange of Series A Notes for Series B Notes pursuant to the Exchange Offer, if an Alteration, constitutes an Alteration that occurs as a result of the exercise of the "unilateral" option. Finally, Series A Notes and Series B Notes have identical terms for payment of principal and interest, and thus an exchange of

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  10 SEE Treas. Reg. Section 1.1001-3(c)(1)(ii).

  11 SEE Treas. Reg. SectionSection 1.1001-3(c)(1)(ii) & 1.1001-3(c)(1)(iii).

  12 SEE Treas. Reg. Section 1.1001-3(c)(3).

  13 SEE Treas. Reg. Section 1.1001-3(a)(1) describing the effect of a "modification of the TERMS of a debt instrument" (emphasis added), and Treas. Reg. Section 1.1001-3(c)(1)(i) which uses the heading "ALTERATION OF TERMS" (italics in original; underlining added) to preface the definition of a ?modification? of a debt instrument as (generally) an alteration of the legal rights or obligations of the issuer or holder of the instrument. Thus, it does not appear to us, for example, that the enactment of an enforceable statute prohibiting the transfer of an outstanding debt instrument would, without more, be treated as a modification of the terms of the instrument, notwithstanding that the rights of the holder of the instrument would thereby be altered.

  14 Treas. Reg. Section 1.1001-3(c)(3) also provides that an option is not unilateral if, at the time the option is exercised, or as a result of the exercise, the other party has a right to put the instrument to certain related persons. Although this provision appears to apply only to an option of the issuer of the debt instrument, to the extent it could be viewed to mean, with respect to an option of a holder, a right of the issuer to have a related person ASSUME its obligations under the instrument, such provision would not apply because an exchange of Series A Notes for Series B Notes pursuant to the Exchange Offer will not give the Note Issuers such right.
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Series A Notes for Series B Notes will not result in any deferral of or reduction in any scheduled payment of interest or principal. Therefore, an exchange of Series A Notes for Series B Notes pursuant to the Exchange Offer will not result in a Modification, and thus will not be treated as a taxable exchange for federal income tax purposes.

    3. TREATMENT AS AN ASSOCIATION OR PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION.

    THE ENTITY CLASSIFICATION REGULATIONS. Treasury regulations sections 301.7701-2 through 301.7701-4 classify organizations based on their characteristics and the rights and obligations of their owners. Treasury regulations sections 301.7701-2 and 301.7701-3 provide for the classification of "business entities" for federal tax purposes. Treasury regulations section 301.7701-2 provides generally that "a BUSINESS ENTITY is any entity recognized for U.S. federal tax purposes...................................................
                                                             that is not
properly classified as a trust under [the entity classification regulations] or otherwise subject to special treatment under the Internal Revenue Code." (italics in original).

    Certain types of business entities are treated as corporations for U.S. federal income tax purposes. Under Treasury regulations section 301.7701-2(b), those entities include business entities organized under a Federal or State statute that refers to the entity as incorporated or as a corporation, body corporate or body politic. PGCL would not constitute a business entity that is required to be treated as a corporation under Treasury regulations section 301.7701-2(b).

    If a business entity is not treated as a corporation under Treasury regulations section 301.7701-2(b), the business entity is treated as an "eligible entity" within the meaning of Treasury regulations section 301.7701-3(a). An eligible entity that is created or organized in the United States or under the law of the United States or any State will be treated as a partnership if it has more than one member, or will be disregarded as an entity separate from its owner if it has a single owner, but will not be treated as a separate corporation unless an affirmative election is made pursuant to Treasury regulations section 301.7701-3(c). Under section 10.2 of the PGCL Operating Agreement, the "tax matters partner" of PGCL may not make an election under Treasury regulations section 301.7701-3(c) to treat PGCL as an association taxable as a corporation without the consent of all of the members of PGCL and the approval of a majority of the members of a committee of independent managers of PGP (the AIndependent Committee). In addition, section 10.6 of the PGCL Operating Agreement provides that no officer or manager of PGCL, and not less than all members of PGCL, shall have the power to make such election. For purposes of this opinion, we have assumed that the members of PGCL have not and will not make such election.

    Based on the foregoing, PGCL is not treated as an association taxable as a corporation for U.S. federal income tax purposes.

    PUBLICLY TRADED PARTNERSHIPS. If a business entity is classified as a partnership under Treasury regulations section 301.7701-3(b), the business entity will nonetheless be treated as a corporation for U.S. federal income tax purposes if it is a "publicly traded partnership" within the meaning of section 7704 of the Code (unless it qualifies for an exception for partnerships with specified amounts of gross income from certain passive sources). Section
7704(b) of the Code defines a "publicly traded partnership" as any partnership if interests in such partnership are (i) traded on an established securities market or (ii) readily tradable on a secondary market (or the substantial equivalent thereof). Treasury regulations section 1.7704-1(d) provides that, for purposes of Section 7704(b) of the Code and the regulations thereunder, interests in a partnership are not traded on an established securities market or on a secondary market or the substantial equivalent thereof unless (i) the partnership participates in the establishment of the market or the inclusion of its interests thereon, or (ii) the partnership recognizes any transfers made on the market by (x) redeeming the transferor partner or (y) admitting the transferee as a partner or otherwise recognizing any rights of the transferee, such as a right of the
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Page 9

transferee to receive partnership distributions or to acquire an interest in the capital or profits of the partnership.

    Pursuant to section 12.7 of the PGCL Operating Agreement, neither PGCL nor the members of PGCL may participate in the establishment of an "established securities market" or a "secondary market or the substantial equivalent thereof" within the meaning of section 7704 of the Code for the transfer of any membership interest in PGCL or recognize any transfers made thereon, and any transfer or purported transfer thereon shall be null and void AB INITIO and of no effect. In addition, under section 10.5 of the PGCL Operating Agreement, each PGCL Member represented and warranted that such member did not acquire nor will such member transfer any membership interest in PGCL, or cause any membership interest in PGCL to be marketed on or through, an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of section 7704(b) of the Code or the regulations thereunder, including, without limitation, an over-the-counter market or an interdealer quotation system that regularly disseminates firm buy or sell quotations.

    Treasury regulations section 1.7704-1(e) provides "safe harbors" for certain private transfers ("Paragraph (e) Transfers") which are disregarded in determining whether interests in a partnership are readily tradable on a secondary market or the substantial equivalent thereof. These transfers include
(i) transfers in which the basis of the partnership interest in the hands of the transferee is determined, in whole or in part, by reference to its basis in the hands of the transferor or is determined under section 732 of the Code; (ii) transfers at death; (iii) transfers between members of a family as described in section 267(c)(4) of the Code; (iv) transfers involving the issuance of interests by (or on behalf of) the partnership in exchange for cash, property or services; (v) transfers involving distributions from a retirement plan qualified under section 401(a) of the Code or an individual retirement account;
(vi) block transfers whereby a partner and any related persons in one or more transactions during any 30 calendar day period transfers partnership interests representing in the aggregate more than 2% of the total interests in partnership capital or profits; (vii) transfers pursuant to a redemption or repurchase agreement described in Treasury regulations section
1.7704-1(e)(1)(vii) exercisable only upon the death, disability or mental incompetence of a partner or upon the retirement or termination of services of an individual who actively participated in the management of, or performed services on a full-time basis for, the partnership; (viii) transfers by one or more partners of interests representing in the aggregate 50% or more of the total interests in the partnership capital and profits in one transaction or a series of related transactions. In addition, Treasury regulations section 1.7704-1(g) provides that the transfer of an interest in a "qualified matching service" as defined in such section (a "Paragraph (g) Transfer") will also be disregarded in determining whether interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof.

    Section 12.7 of the PGCL Operating Agreement provides that any transfers of membership interests by members of PGCL will be null and void AB INITIO and of no effect, and PGCL shall not recognize the transferee as a direct or indirect holder or owner of a membership interest in PGCL, unless prior to the effectiveness of such transfer, the member provides the managing member with an opinion of counsel reasonably satisfactory to the managing member and a majority of the members of an independent committee to the effect that such transfer will not result in PGCL being treated as a "publicly traded partnership" under section 7704 of the Code, the regulations thereunder and any administrative rulings or notices with respect thereto. The PGCL Operating Agreement further provides, however, that such opinion delivery requirement will not apply to any transfers of PGCL membership interests which, in the determination of the managing member of PGCL, and subject to a concurring determination by a majority of the members of the Independent Committee, constitute Paragraph (e) Transfers listed in the preceding paragraph or to Paragraph (g) Transfers. PGP, as managing member of PGCL, has represented to us that PGP will not make any determination as to
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Peninsula Gaming Corp.
            , 2000
Page 10

whether any particular transfer of interests in PGCL constitutes a Paragraph
(e) Transfer or Paragraph (g) Transfer without first consulting with independent tax counsel nationally recognized in such matters as to whether such transfer so qualifies. For purposes of this opinion, we have assumed that PGP will so consult with tax counsel and that, on that basis, any transfers of PGCL membership interests made without delivery of the opinion referred to in this paragraph will in fact constitute Paragraph (e) Transfers or Paragraph
(g) Transfers. 15

    Based on the foregoing, no membership interest in PGCL has been or will be considered traded on an established securities market, or readily tradable on a secondary market or the substantial equivalent thereof. Therefore, PGCL is not and will not be treated as a publicly traded partnership (taxable as a corporation) within the meaning of section 7704(b) of the Code for U.S. federal income tax purposes.

    3. OPINIONS.

    Based on the foregoing, we are of the opinion that, for U.S. federal income tax purposes, (i) the Notes are and will be classified as indebtedness, (ii) an exchange of Series A Notes for Series B Notes pursuant to the Exchange Offer will not be treated as a taxable exchange, and (iii) PGCL is not and will not be classified as an association or publicly traded partnership taxable as corporation.

    We further confirm that the statements made in the sections of the Prospectus under the headings "RISK FACTORS--Publicly Traded Partnership Classification" and "SPECIFIC FEDERAL INCOME TAX CONSIDERATIONS", to the extent that they describe matters of law or legal conclusions, are correct in all material respects.

    Except as set forth above, we express no other opinion as to any U.S. federal, state, local or foreign tax consequences of the transactions described herein.

    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and any amendments thereto, and to the reference to this firm in the Prospectus under the captions "RISK FACTORS--Publicly Traded Partnership Classification" and "SPECIFIC FEDERAL INCOME TAX CONSIDERATIONS".

                                          Very truly yours,
                                          /s/ MAYER, BROWN & PLATT

------------------
  15 Transfers of interests in PGP will not be treated as indirect transfers of interests in PGCL, and thus would not be required to be taken into account for purposes of determining whether interests in PGCL are traded on an established securities market or a secondary market or the substantial equivalent thereof. SEE Treasury regulation section 1.7704-1(a)(2)(iii).